# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001715783
Persons authorized to receive notices and communications: ImHyuk Yi, 888 Seventh Avenue, 22nd Floor, New York, New York (NY), 10106, 212-984-8877

## Reporting persons
- Grace and Mercy Foundation, Inc. (CIK 0001715783): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (27.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by The Grace and Mercy Foundation, Inc. (the "Reporting Person"), a charitable, nonprofit and nonstock Delaware corporation. Set forth on Appendix A are the names of the members of the board of directors and executive officers of the Reporting Person and certain other persons associated with the Reporting Person (collectively, the "Covered Persons"). Appendix A is incorporated by reference herein as Exhibit 1.
Residence or business address: The business address for the Reporting Person and the Covered Persons is 888 Seventh Avenue, 22nd Floor, New York, NY 10106.
Present principal occupation or employment: The Reporting Person is a 501(c)(3) private foundation, charitable entity that works with organizations that bring tangible value to their communities, targeting opportunities that leverage the Reporting Person's financial, experiential, and human capital. The principal occupation of each of the Covered Persons is set forth on Appendix A.
Criminal convictions in the last five years: Except as set forth on Appendix A, during the last five years, neither the Reporting Person nor the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a charitable, nonprofit and nonstock Delaware corporation. The citizenship of each of the Covered Persons is set forth on Appendix A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 20, 2025 (the "Event Date"), the Reporting Person acquired 2,500,000 shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Gloo Holdings, Inc. (the Issuer") in the Issuer's initial public offering (the "Transaction") for an aggregate purchase price of $20,000,000.

The source of funds required for the Transaction consisted of working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Depending on the factors discussed herein, the Reporting Person and the Covered Persons may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the shares of Class A Common Stock held by the Reporting Person or the Covered Persons, if any, in the open market or in privately negotiated transactions, and/or may distribute shares of Class A Common Stock to be acquired or held by the Reporting Person or the Covered Persons to other entities. Any actions the Reporting Person or the Covered Persons might undertake will be dependent upon the Reporting Person's and each Covered Person's review of numerous factors, including, among other things, the price levels of the Class A Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person's and each Covered Person's need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the Event Date and the date of this Schedule 13D (the "Filing Date"), the Reporting Person may be deemed to beneficially own 2,500,000 shares of Class A Common Stock, which is approximately 27.5% of the Class A Common Stock outstanding. As of the Event Date and the Filing Date, the Issuer had 9,100,000 shares of Class A Common Stock outstanding and 69,561,186 shares of Class B common stock, par value $0.001 per share (the "Class B Common Stock") outstanding. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5. The Reporting Person exercises sole voting and dispositive power over all securities of the Issuer held by the Reporting Person directly.
Transactions in the class effected during the past sixty days: Except for the information set forth in this Schedule 13D, no transactions in the Class A Common Stock have been effected by the Reporting Person or the Covered Persons during the past sixty days prior to (i) the Event Date and (ii) the Filing Date.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Appendix A

## Signatures
- Grace and Mercy Foundation, Inc.: /s/ ImHyuk Yi, ImHyuk Yi / Treasurer (11/28/2025)